--------------------------------------------------------------------------------
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 7)

                           ELBIT MEDICAL IMAGING LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)
                Ordinary Shares, Nominal Value NIS 1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    M 3760510
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Marc Lavine, Adv.
--------------------------------------------------------------------------------
                             13 Yehuda Mozes Street
--------------------------------------------------------------------------------
                                 Tel Aviv, 67422
                                     Israel
                                 972-3-608-6001
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                   See Item 5
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             (Continued on following pages)
                                   (Page 1 of 9 Pages)

--------------------------------------------     -------------------------------
CUSIP No.       M 3760510                    13D                   Page 2 of 9
--------------------------------------------     -------------------------------

      1       NAME OF REPORTING PERSON:         Europe-Israel (M.M.S.) Ltd.
                                                ("Europe Israel")
              I.R.S. IDENTIFICATION NO.
              OF ABOVE PERSON (ENTITIES ONLY):
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (a) [  ]
                                                                       (b) [  ]
--------------------------------------------------------------------------------
      3       SEC USE ONLY
--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS:         BK

--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [  ]
              PURSUANT TO ITEM 2(d) OR 2(e):
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF     Israel
              ORGANIZATION:
--------------------------------------------------------------------------------
    NUMBER OF      7  SOLE VOTING POWER:  11,812,082 shares
     SHARES
                  --------------------------------------------------------------
  BENEFICIALLY     8  SHARED VOTING POWER 0 shares
    OWNED BY          :
                  --------------------------------------------------------------
      EACH         9  SOLE DISPOSITIVE    11,812,082 shares
    REPORTING         POWER
                      :
                  --------------------------------------------------------------
   PERSON WITH    10  SHARED DISPOSITIVE  0 shares
                      POWER:
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT            11,812,082 shares
              BENEFICIALLY OWNED BY
              REPORTING PERSON:
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Instructions):                               [  ]

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):         46.5%*

--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON:         CO
--------------------------------------------------------------------------------

--------------------
*Based on 25,426,298 shares outstanding as of February 8, 2006 (excluding 2,800,000 dormant shares held by the Issuer).

-------------------------------------------       ------------------------------
CUSIP No.         M 3760510                  13D                    Page 3 of 9
-------------------------------------------       ------------------------------

      1       NAME OF REPORTING PERSON:          Control Centers Ltd. ("Control
              I.R.S. IDENTIFICATION NO.          Centers")
              OF ABOVE PERSON (ENTITIES ONLY):
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [  ]
                                                                      (b) [  ]
--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS:

--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [  ]
              PURSUANT TO ITEM 2(d) OR 2(e):
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF      Israel
              ORGANIZATION:

--------------------------------------------------------------------------------
   NUMBER OF      7   SOLE VOTING POWER:   0 shares
     SHARES
                 ---------------------------------------------------------------
  BENEFICIALLY    8   SHARED VOTING POWER: 11,812,082 shares*
    OWNED BY
                 ---------------------------------------------------------------
      EACH        9   SOLE DISPOSITIVE     0 shares
   REPORTING          POWER:
                 ---------------------------------------------------------------
  PERSON WITH     10  SHARED DISPOSITIVE   11,812,082 shares*
                      POWER:
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT             0
              BENEFICIALLY OWNED BY
              REPORTING PERSON:
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Instructions):                                  [X]

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):           0%

--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON:         CO
--------------------------------------------------------------------------------

----------------------
*Includes 11,812,082 ordinary shares of the Issuer beneficially owned by Europe-Israel, with respect to which Control Centers may be deemed to have shared power of voting and disposition by virtue of its holding of 100% of the issued and outstanding ordinary shares of Europe-Israel. Control Centers disclaims any such power of voting and and/or disposition.

-------------------------------------------      -------------------------------
CUSIP No.        M 3760510                 13D                   Page 4 of 9
-------------------------------------------      -------------------------------

      1       NAME OF REPORTING PERSON:         Mordechay Zisser
              I.R.S. IDENTIFICATION NO.
              OF ABOVE PERSON (ENTITIES ONLY):
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:         (a) [  ]
                                                                        (b) [  ]
--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS:         BK

--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED    [  ]
              PURSUANT TO ITEM 2(d) OR 2(e):
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF      Israel
              ORGANIZATION:

--------------------------------------------------------------------------------
   NUMBER OF      7   SOLE VOTING POWER:   350,000 shares
     SHARES
                 ---------------------------------------------------------------
  BENEFICIALLY    8   SHARED VOTING POWER: 11,812,082 shares*
    OWNED BY
                 ---------------------------------------------------------------
      EACH        9   SOLE DISPOSITIVE     350,000 shares
   REPORTING          POWER:
                 ---------------------------------------------------------------
  PERSON WITH     10  SHARED DISPOSITIVE   11,812,082 shares*
                      POWER:
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT             350,000 shares
              BENEFICIALLY OWNED BY
              REPORTING PERSON:
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Instructions):                                  [X]

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):         1.4%

--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON:         IN

-------------------------------------------------------------------------------

----------------------
*Includes 11,812,082 ordinary shares of the Issuer beneficially owned by Europe-Israel, with respect to which Mr. Zisser may be deemed to have shared power of voting and disposition by virtue of his control of Control Centers, and therefore, of Europe-Israel. Mr. Zisser disclaims any such power of voting and and/or disposition.

*Based on 25,426,298 shares outstanding as of February 8, 2006 (excluding 2,800,000 dormant shares held by the Issuer).

            This Amendment No. 7 amends the Schedule 13D filed March 11, 1999, Amendment No. 1 thereto filed May 11, 1999, Amendment No. 2 thereto filed August 16, 1999, Amendment No. 3 thereto filed November 4, 1999, Amendment No. 4 thereto filed February 14, 2001, Amendment No. 5 thereto filed October 15, 2001 and Amendment No. 6 thereto filed June 29, 2005 (collectively, the "Schedule 13D") and is filed by Europe-Israel, Control Centers and Mordechay Zisser (the "Reporting Persons").

Item 3      Source and Amount of Funds or Other Consideration.

      Item 3 of the Schedule 13D, "Source and Amount of Funds or Other Consideration," is amended and supplemented by adding the following:

            "The aggregate amount of funds used by Europe-Israel in acquiring the 82,980 Ordinary Shares between February 6, 2006 through February 8, 2006 and referred to in Item 5 hereof was approximately $1,292,000, based on daily exchange rates between the NIS and the US dollar published by the Bank of Israel and applicable the respective dates of acquisition. Europe-Israel obtained the funds from credit facilities and funding provided to it by Bank Hapoalim. The 82,980 Ordinary Shares that Europe-Israel acquired constitute a security for such funding."

Item 5      Interest in Securities of the Issuer.

      Item 5(a) of the Schedule 13D, "Interest in Securities of the Issuer," is amended and supplemented by adding the following:

            "The responses of the Reporting Persons to Rows (11) through (13) of pages 2, 3 and 4 of this Amendment No. 7 are incorporated herein by reference. As of February 8, 2006, Europe-Israel beneficially owned 11,812,082 Ordinary Shares, or 46.5% of the total number of Ordinary Shares issued and outstanding, and Mr. Zisser owned 350,000 Ordinary Shares, or 1.4% of the total number of Ordinary Shares issued and outstanding (excluding 2,800,000 dormant shares held by the Issuer).

            Except as set forth in this Item 5(a), the Reporting Persons do not beneficially own any Ordinary Shares. The percentages stated above are based on 25,426,298 Ordinary Shares outstanding as of February 8, 2006 (excluding 2,800,000 dormant shares held by the Issuer)."

      Item 5(b) of the Schedule 13D, "Interest in Securities of the Issuer," is amended and supplemented by adding the following:

            "The responses of the Reporting Person to Rows (7) through (10) of page 2, 3 and 4 and Item 2 of this Schedule 13D are incorporated herein by reference."

      Item 5(c) of the Schedule 13D, "Interest in Securities of the Issuer," is amended and supplemented by adding the following:

            "As a result of the issuance of 3,479,216 Ordinary Shares by the Issuer in connection with the Issuer's acquisition of ordinary shares of Elscint Limited by way of share exchange, which was consummated on November 23, 2005, and the issuance of an additional 42,400 Ordinary Shares by the Issuer pursuant to its 2001 Incentive Plan To Employees and Officers, the outstanding number of Ordinary Shares has increased to 25,426,298 (excluding dormant shares held by the Issuer). The increased amount of outstanding Ordinary Shares resulted in a decrease in the percent of Ordinary Shares owned by each of Europe-Israel and Mr. Zisser of the total number of Ordinary Shares, prior to the transactions set forth below.

      On February 6, 2006, Europe-Israel acquired 29,655 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate average price per share of $15.56.

      On February 7, 2006, Europe-Israel acquired 31,662 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate average price per share of $15.44.

      On February 8, 2006, Europe-Israel acquired 21,663 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate average price per share of $15.77.

                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    Europe-Israel (M.M.S.) Ltd.


                                    By: /s/ Mordechay Zisser
                                       --------------------------------
                                    Mordechay Zisser
                                    Chairman of the board of directors



                                    Control Centers Ltd.


                                    By: /s/ Mordechay Zisser
                                       --------------------------------
                                    Mordechay Zisser
                                    Chairman of the board of directors


                                    /s/ Mordechay Zisser
                                    -----------------------------------
                                    Mordechay Zisser


Dated:  February 9, 2006